08028180

FY 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley Forge Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 S. Warner Road
(No. and Street)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Swallow 610-687-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One South Market Square (Address) Harrisburg (City) PA (State) 17101 (Zip Code)

SEC Mail Processing Section
MAR 12 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, Michael F. Swallow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp., as of December, 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Christine D. Warner, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 25, 2010

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2007 and 2006

		Page(s)
Report of Independent Auditors		1
Consolidated Financial Statements		
Statements of Financial Condition		2
Statements of Income		3
Statements of Changes in Shareholder's Equity		4
Statements of Changes in Subordinated Borrowings		5
Statements of Cash Flows		6
Notes to Consolidated Financial Statements		7–14
Supplemental Schedules		
Schedule I:	Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1	15–16
Schedule II:	Consolidating Statement of Financial Condition	17
Schedule III:	Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3	18
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5		19–20

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in shareholder's equity, changes in subordinated borrowings, and of cash flows present fairly, in all material respects, the financial position of the Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. As disclosed in the notes to the consolidated financial statements, the Company has transactions and relationships with affiliated companies. The financial position of the Company is not necessarily indicative of that which would have been had the Company operated independently.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 10, 2008

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 2,238,692	$ 1,026,985
Restricted cash	82,315	54,888
Total cash and cash equivalents	2,321,007	1,081,873
Investment advisory fees receivable	3,885,034	3,833,396
Other receivable	156,072	-
Commissions receivable	218,074	138,065
Marketable securities, at market value	5,076,194	5,907,255
Prepaid expenses and other assets	1,233,803	1,157,394
Furniture and equipment, at cost, less accumulated depreciation of $308,215 and $377,943, respectively	180,079	206,875
Goodwill	19,801,138	17,892,314
Customer intangible, net of accumulated amortization of $609,718 and $352,878, respectively	3,772,953	1,577,422
Total assets	$ 36,644,354	$ 31,794,594
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 2,658,458	$ 1,346,608
Investment advisory fees payable	1,085,200	1,065,000
Income tax payable	158,962	575,375
Deferred tax liability, net	2,368,581	1,986,930
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	21,271,201	19,973,913
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	11,777,802	8,382,564
Retained earnings	3,595,350	3,438,116
Total shareholder's equity	15,373,153	11,820,681
Total liabilities and shareholder's equity	$ 36,644,354	$ 31,794,594

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Investment advisory fees	$ 15,950,586	$ 14,288,751
Commissions	3,641,767	3,537,146
Principal trades	23,504	35,168
Interest and dividends	350,682	275,213
Other income	1,331,981	1,430,878
Total revenues	21,298,520	19,567,156
Expenses		
Employee compensation and benefits	6,024,669	6,116,461
Commissions	249,658	222,064
Regulatory fees and expenses	106,344	77,989
Consulting and professional expenses	5,033,412	4,766,851
Communications and data processing expenses	330,152	307,779
Occupancy expenses	552,534	464,405
Interest expense	1,500,000	1,500,000
Other expenses	1,117,410	1,427,047
Total expenses	14,914,179	14,882,596
Income before provision for income taxes	6,384,341	4,684,560
Provision for income taxes	2,727,107	1,915,076
Net income	$ 3,657,234	$ 2,769,484

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Shareholder's Equity
Years Ended December 31, 2007 and 2006

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2005	100	$ 1	$ 7,184,519	$ 2,968,632	$ 10,153,152
Net income	-	-	-	2,769,484	2,769,484
Contribution from Parent of Brandywine Benefits, LLC	-	-	827,545	-	827,545
Contribution from Parent related to tax sharing agreement	-	-	370,500	-	370,500
Cash dividends	-	-	-	(2,300,000)	(2,300,000)
Balance as of December 31, 2006	100	1	8,382,564	3,438,116	11,820,681
Net income	-	-	-	3,657,234	3,657,234
Contribution from Parent of Widmann Siff & Co., Inc.	-	-	3,340,765	-	3,340,765
Contribution from Parent related to tax sharing agreement	-	-	54,473	-	54,473
Cash dividends	-	-	-	(3,500,000)	(3,500,000)
Balance as of December 31, 2007	100	$ 1	$ 11,777,802	$ 3,595,350	$ 15,373,153

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2007 and 2006

Subordinated borrowings at December 31, 2005	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2006	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2007	$ 15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 3,657,234	$ 2,769,484
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	309,608	522,153
Increase (decrease) in deferred tax liability, net	381,651	(206,714)
(Increase) decrease in operating assets		
Investment advisory fees receivable	48,776	(21,336)
Commissions receivable	(74,099)	47,506
Other receivable	(156,072)	-
Marketable securities	831,061	(1,430,005)
Prepaid expenses and other assets	(90,860)	(133,488)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	(29,772)	(21,023)
Investment advisory fee payable	20,200	16,000
Income tax payable	(361,940)	1,190,750
Net cash provided by operating activities	4,535,787	2,733,327
Cash flows from investing activities		
Purchases of furniture and equipment	(12,585)	(74,374)
Acquisitions, net of cash acquired	215,932	-
Payment of earn out provision	-	(258,749)
Net cash provided by (used in) investing activities	203,347	(333,123)
Cash flows from financing activities		
Cash dividends paid to Parent	(3,500,000)	(2,300,000)
Net cash used in financing activities	(3,500,000)	(2,300,000)
Increase in cash and cash equivalents	1,239,134	100,204
Cash and cash equivalents		
Cash and cash equivalents at January 1	1,081,873	981,669
Cash and cash equivalents at December 31	$ 2,321,007	$ 1,081,873
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 2,797,927	$ 891,412
Interest expense	$ 1,500,000	$ 1,500,000
Supplemental schedule of noncash financing activities		
Contribution from Parent for additional payment of goodwill	$ -	$ 827,545
Contribution of subsidiary from Parent (Note 2)	$ 3,340,765	$ -
Contribution of tax benefits from Parent	$ 54,473	$ 370,500

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Valley Forge Asset Management Corp. (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired the Company.

On June 10, 2004, the Parent acquired Patriot Bank Corp., a financial services firm headquartered in Pottstown, Pennsylvania. The transaction included Patriot Advisors, Inc. and Tyler Wealth Counselors, which were wholly owned subsidiaries of Patriot Bank Corporation. On June 10 and August 31, 2004, the Parent transferred Tyler Wealth Management and Patriot Advisors, respectively, to the Company as subsidiaries. Patriot Advisors merged into Company on January 1, 2005. Tyler Wealth Counselors is an investment advisor registered with the SEC and Patriot Advisors was also registered with the SEC until its merger with Company in January 2005.

On February 1, 2005, the Parent acquired Brandywine Benefits Corporation ("BBC"), which specialized in consulting and administration of retirement benefit plans. The Parent transferred Brandywine to the Company as a subsidiary effective February 1, 2005.

On August 1, 2007, the Parent acquired Widmann & Siff & Co., Inc. ("Widmann") a broker-dealer and investment advisor registered with the SEC and a member of FINRA. On August 1, 2007, the Parent transferred Widmann to the Company as a subsidiary.

2. Summary of Significant Accounting Policies

Method of Accounting
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional investment advisory fees and commissions on customer trades. Investment advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commission revenue and related expenses are recorded on a trade date basis.

Cash and Cash Equivalents
Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Restricted Cash
Restricted cash is cash that is restricted under the Company's agreement with its clearing broker-dealer.

Marketable Securities
The Company's marketable securities are classified as "trading securities." Trading securities, consisting of equity securities and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in income. The cost of securities sold is determined using the specific identification method and realized gains or losses are reflected in income.

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on a straight-line basis. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2007 and 2006 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense, in the amounts of $38,317 and $63,762, was incurred for the years ended December 31, 2007 and 2006, respectively.

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable on both individual and institutional customers. Investment advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Customer Intangible
The Company follows FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized over their useful lives, which is further detailed in Note 4.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements either at fair value or amounts which approximate fair value, with the exception of the Company's subordinated note with its Parent, which is carried at historic cost. The fair value of the subordinated note could not be estimated.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes*. This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Accounting Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with its principal bank, Susquehanna Bank Delaware Valley, which is an affiliated bank of its Parent. The Company has not required collateral for its accounts receivable.

Reclassifications
Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to current year presentation.

Combination with Widmann, Siff & Co., Inc.
On August 1, 2007, the Parent acquired Widmann, a broker-dealer and investment advisor, registered with the SEC and a member of FINRA.

The Parent transferred Widmann into the Company as a subsidiary effective August 1, 2007 resulting in a contribution of additional paid in capital of $3,340,765 from the Parent to the Company comprised of the following:

Cash received	$ 335,678
Accounts receivable	106,324
Goodwill	736,369
Customer intangible	2,452,370
Less: Accrued expenses	(289,976)
	$ 3,340,765

3. Marketable Securities Owned

At December 31, 2007 and 2006, the Company's marketable trading securities were recorded at their fair value of $5,076,194 and $5,907,255, respectively. These securities had a cost basis of $5,076,277 and $5,925,702, respectively, and were comprised primarily of commercial paper.

4. Goodwill and Customer Intangible

Goodwill in the amount of $9,414,786 was recorded as a result of the purchase of the Company by the Parent in 2000. An additional $6,000,000 was recorded as goodwill in 2001 as a result of an earnings-based contingent earn-out paid by the Company pursuant to the acquisition agreement.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*. SFAS 142 addresses financial accounting and reporting for goodwill and intangible assets. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Accordingly, the Company ceased to amortize goodwill upon adoption of SFAS 142 on January 1, 2002 after amortizing $694,787 prior to adoption. The Company has tested goodwill for impairment pursuant to this new pronouncement and did not note impairment.

On June 10 and August 31, 2004, the Parent transferred Tyler Wealth Counselors and Patriot Advisors, respectively, to the Company. The transfer included a customer list of $425,145 and $659,850, respectively, that is being amortized over 15 years. On April 6, 2005, additional goodwill in the amount of $184,675 was recognized in connection with the payout of a customer retention provision of the agreement of Patriot Bank Corp. to purchase Retirement Plan Services, renamed Patriot Advisors. On August 19, 2005, Company sold a portion of the customer list of Tyler Wealth Counselors for $194,911 with final payment due on or before December 30, 2007. The balance was paid in full in February 2007.

On February 1, 2005, the Parent transferred BBC to the Company. The transfer included goodwill of $1,901,346 and a customer intangible valued at $1,326,000 being amortized over 15 years. An additional amount of $1,086,294 was recorded as goodwill in 2006 as a result of earnings based contingent earn out amounts paid in the amount of $258,749 and $827,545 transferred to an escrow account for distribution in 2007. The $827,545 escrow amount plus earnings were distributed in February 2007.

On February 3, 2007, the Company reached a Comprehensive Agreement with the former principals of Brandywine Benefits Corporation in which the principals will no longer have any affiliation with the Company. Pursuant to the original Purchase Agreement dated February 1, 2005 and confirmed in the Comprehensive Agreement, payments totaling $2 million will be made to the principals in annual installments through 2010. The terms of the original Purchase Agreement did not require the former principals to be employed to receive the additional payments. Accordingly, the payments will be accounted for as goodwill by the Company. During 2006, the Company recognized $827,545 in additional purchase price in conjunction with the first installment required under the original Purchase Agreement. During 2007, the Company recognized an additional $1,172,455 in goodwill which represents the remaining amounts due under the agreement.

During 2006, the company determined that impairment indicators existed related to the Tyler Wealth Counselors intangible customer list as a result of client asset and corresponding revenue declines at Tyler. In accordance with the provisions of Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144") an intangible asset that is subject to amortization is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Based on an independent valuation of these assets, the Company recorded a $288,684 loss in 2006 included in other expense to write down these assets to estimated fair value, which was based upon the income approach valuation. The income approach employs a present value analysis, which calculates the expected after tax cash flow benefits of the net revenues generated by the acquired customers over the expected life of the acquired customers, at a discounted rate of return on investment. The value assigned to the customer list represents the future economic benefit from acquiring the customers (net of operating expenses).

On August 1, 2007, the Parent transferred Widmann to the Company. The transfer included goodwill of $736,369 and a customer intangible valued at $2,452,370 being amortized over 15 years.

Goodwill at January 1, 2006	$ 16,806,020
Additional goodwill related to the earnings based contingent earn out	1,086,294
Goodwill at December 31, 2006	17,892,314
Additional goodwill related to the settlement with former owners of BBC	1,172,455
Goodwill acquired through transfer of Widmann to the Company	736,369
Goodwill at December 31, 2007	$ 19,801,138

The Company recognized amortization expense of $256,839 and $153,156, respectively, for the years ended December 31, 2007 and 2006.

Balance, net of accumulated amortization December 31, 2005	$	2,019,262
Amortization		(153,156)
Impairment of customer intangible related to Tyler Wealth Counselors		(288,684)
Balance, net of accumulated amortization December 31, 2006		1,577,422
Amortization		(256,839)
Customer list intangible related to purchase of Widmann		2,452,370
Balance, net of accumulated amortization December 31, 2007	$	3,772,953

Estimated amortization expense for the year ended December 31		
2008	$	431,692
2009	$	410,013
2010	$	388,335
2011	$	366,656
2012	$	344,978
Subsequent years	$	1,831,252

5. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. The borrowing was approved by FINRA, formerly known as the NASD, and bears interest at a rate of 10% per annum. On May 15, 2003, the note was extended to May 31, 2013. The subordinated note is available in computing net capital under the SEC's uniform net capital rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2007 and 2006 are as follows:

	2007	**2006**
Current		
Federal	$ 1,678,363	$ 1,645,894
State	667,094	475,896
Total current	2,345,457	2,121,790
Deferred		
Federal	316,488	(168,791)
State	65,162	(37,923)
Total deferred	381,650	(206,714)
Total provision for income taxes	$ 2,727,107	$ 1,915,076

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2007	2006
Tax on pre-tax income at statutory Federal rate	$ 2,237,209	$ 1,639,596
State tax provision	456,958	271,409
Other	32,940	4,071
	$ 2,727,107	$ 1,915,076

The components of the net deferred taxes as of December 31 were as follows:

	2007	2006
Deferred tax assets		
Federal alternative minimum tax credit carryover	$ -	$ 71,052
Post-retirement benefits	53,071	41,352
Customer list amortization	109,518	113,795
State net operating losses	34,729	17,736
Other assets	-	16,253
Total deferred tax assets	197,318	260,188
Deferred tax liabilities		
Deferred compensation	1,872,862	1,703,724
Goodwill amortization	250,127	121,892
Prepaid pension expense	407,032	403,766
Other liabilities	1,149	-
Total deferred tax liabilities	2,531,170	2,229,382
Valuation allowance	34,729	17,736
Deferred tax liability, net	$ 2,368,581	$ 1,986,930

The Company files a consolidated federal tax return with the Parent and the Parent's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse the Parent for any tax expense recorded on a separate company basis. The amount of tax-related balances due to the Parent was $89,520 and $599,967 in 2007 and 2006, respectively. In conjunction with the tax sharing arrangement, the Parent contributed $54,473 and $370,500 in additional paid-in capital in 2007 and 2006, respectively.

7. Benefits Plan

The Parent maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by the Parent. Contributions to the Parent's savings plan, which are included in employee compensation and benefits expense, amounted to $113,948 and $108,941 for the years ended December 31, 2007 and 2006, respectively.

Employees of the Company are covered under the Parent's noncontributory pension plan. Retirees of the Company are covered under the Parent's life insurance and medical benefits plan. For the years ending December 31, 2007 and 2006, respectively, the Company contributed $0 and $130,108 to the Parent's pension plan. For the years ending December 31, 2007 and 2006, respectively, the Company had other postretirement benefits expenses of $27,395 and $34,545 for other benefits.

8. Lease Commitments

The Company's headquarters is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. Additional office space is also leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments	Related Party Commitments	Total Lease Commitments
2008	$ 404,673	$ 142,252	$ 546,925
2009	411,359	40,832	452,191
2010	273,331	15,787	289,118
2011	133,811	2,338	136,149
2012	22,902	-	22,902
	$ 1,246,076	$ 201,209	$ 1,447,285

Rent expense paid to related parties for office space and equipment was $119,724 and $2,280, respectively, for the year ended December 31, 2007 and $119,465 and $32,152, respectively, for the year ended December 31, 2006. Total rent expense for office space and equipment was $511,220 and $29,954, respectively, for the year ended December 31, 2007 and $424,188 and $42,450, respectively, for the year ended December 31, 2006.

9. Related Party Transactions

See Note 5 for information on the subordinated borrowings with the Parent. Total interest expense from related party borrowings amounted to $1,500,000 for each of the years ended December 31, 2007 and 2006. See Note 8 for information on related party lease agreements.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the consolidated statements of income.

Additionally, the Company maintains accounts with Susquehanna Bank Delaware Valley, an affiliate of the Parent. These deposits amounted to $1,210,486 and $276,498 at December 31, 2007 and 2006, respectively.

The Company is a wholly owned subsidiary of the Parent; as such, the statements of financial condition and statements of income may not necessarily be indicative of the financial position and operations that would have existed had the Company operated as an unaffiliated corporation.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,768,953, which exceeded the minimum net capital requirement by $1,518,953. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1 at December 31, 2007.

11. Concentration of Risk Due to Key Customer

The Company's principal customers are institutional funds, the largest of which accounted for approximately 42% and 35% of its assets under management and investment advisory fees receivable, respectively, as of December 31, 2007.

12. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

13. Subsequent Event

On January 25, 2008, the Company sold Tyler Wealth Counselors, a Company subsidiary, in accordance with a Purchase Agreement effective January 14, 2008 between the Company and SWS Investment Services, LLC, ("SWS") an affiliate of the Company. The Agreement was to sell certain assets, tangible and intangible, less certain assumed liabilities to SWS. The purchase price of the assets is equal to the fair market value of the purchased assets as of the effective date which shall be mutually agreed upon by the seller and buyer within 60 days of the sale date. Upon the execution of the agreement, SWS paid $50,000 to the Company and the net difference will be due upon agreement of the purchase price by both parties.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2007

Schedule I

Net capital and allowable subordinated borrowings	
Total stockholder's equity	$ 15,373,153
Allowable subordinated borrowings	15,000,000
Total capital and allowable subordinated borrowings	30,373,153
Less nonallowable assets	
Unsecured receivables	2,716,070
Deposits	57,715
Accounts receivable - miscellaneous	164,170
Prepaid expenses and other assets	1,049,884
Furniture and equipment, net	128,328
Investment in subsidiaries	8,983,126
Goodwill	14,904,673
Customer intangible, net	315,256
Fidelity bond deductible provision	270,000
Total deductions and other charges	28,589,222
Net capital before hair-cut on securities	1,783,931
Less hair-cuts on securities owned	
Prime cash series (2%)	12,180
Firm investment account (.125%)	2,798
Total haircuts	14,978
Net capital	1,768,953
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $250,000	250,000
Excess net capital	$ 1,518,953
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 1,367,788
Investment advisory fees payable	1,085,200
Total aggregate indebtedness	$ 2,452,988
Ratio of aggregate indebtedness to net capital	1.39

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2007 **Schedule I**

Reconciliation with FOCUS Report

At December 31, 2007, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

Net capital per unaudited schedule		$ 2,132,097
Adjustments		
Retained earnings	(444,704)	
Nonallowable assets	27,087	
Additional paid in capital	54,473	
Total adjustments		(363,144)
		$ 1,768,953

The difference is due to the treatment of taxes.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidating Statement of Financial Condition
December 31, 2007

Schedule II

	VFAM	Brandywine Benefits	Tyler Wealth Counselors	Widmann Siff	Eliminations	Consolidated VFAM
Assets						
Cash and cash equivalents	$ 840,589	$ 868,701	$ 25,019	$ 504,383	$ -	$ 2,238,692
Restricted cash	57,315	-	-	25,000	-	82,315
Investment advisory fees receivable	3,754,913	83,788	31,866	47,929	(33,462)	3,885,034
Other receivable	156,072	-	-	-	-	156,072
Commissions receivable	203,561	-	377	14,136	-	218,074
Income tax receivable	1,057	-	76,521	-	(77,578)	-
Marketable securities, at market value	4,734,478	341,716	-	-	-	5,076,194
Prepaid expenses and other assets	1,048,825	69,822	72,293	42,863	-	1,233,803
Furniture and equipment, at cost, less accumulated depreciation of $308,215	128,328	35,230	14,451	2,070	-	180,079
Deferred tax asset	-	-	85,994	-	(85,994)	-
Investment in subsidiaries	8,983,126	-	-	-	(8,983,126)	-
Goodwill	14,904,673	4,160,096	-	736,369	-	19,801,138
Customer intangible, net of accumulated amortization of $ 256,840	315,256	1,068,167	68,510	2,321,020	-	3,772,953
Total assets	$ 35,128,193	$ 6,627,520	$ 375,031	$ 3,693,770	$ (9,180,160)	$ 36,644,354
Liabilities and Stockholders' Equity						
Liabilities						
Accounts payable, accrued expenses and other liabilities	$ 1,367,788	$ 1,208,837	$ 23,420	$ 91,875	$ (33,462)	$ 2,658,458
Investment advisory fees payable	1,085,200	-	-	-	-	1,085,200
Income tax payable	-	150,122	-	86,418	(77,578)	158,962
Deferred tax liability	2,302,052	144,162	-	8,361	(85,994)	2,368,581
Subordinated borrowings from Parent	15,000,000	-	-	-	-	15,000,000
Total liabilities	19,755,040	1,503,121	23,420	186,654	(197,034)	21,271,201
Stockholders' equity						
Common stock, $.01 and no par value, and 100 and 15,000,000 share authorized, respectively, and 100 and 13,324,640 issued and outstanding, respectively	1	200	-	105	(305)	1
Additional paid-in capital	11,777,802	4,077,345	1,079,212	3,353,178	(8,509,735)	11,777,802
Retained earnings	3,595,350	1,046,854	(727,601)	153,833	(473,086)	3,595,350
Total stockholders' equity	15,373,153	5,124,399	351,611	3,507,116	(8,983,126)	15,373,153
Total liabilities and stockholders' equity	$ 35,128,193	$ 6,627,520	$ 375,031	$ 3,693,770	$ (9,180,160)	$ 36,644,354

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2007 and 2006 **Schedule III**

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2007 and 2006.

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

December 31, 2007 and 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance in such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies; that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 10, 2008

END